

July 27, 2007

Mail Stop 4561

Dennis Michael Nouri
President and Chief Executive Officer
Smart Online, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, NC 27713

> **RE:** **Smart Online, Inc.**
> **Amendments 1 and 2 to Form S-1**
> **Filed June 15, 2007 and July 3, 2007**
> **File number 333-141853**
>
> **Annual Report on Form 10-K**
> **For the Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-Q for the Three Months Ended March 31,2007**
> **Filed May 15, 2007**
> **File number 1-32634**

Dear Mr. Nouri:

We have reviewed your amendments and related correspondence and have the following comments in that regard. These comments are in addition to an oral comment regarding amendment no. 1 given to counsel on June 25.

Form S-1, as amended

Selling Security Holders

1. Please see prior comment 4 of our letter dated May 1, 2007. We are unable to locate the natural persons who exercise voting and/or dispositive power over Berkley Financial Services, Ltd. Please advise or revise.

Part II
Exhibits

2. Please file the July 2 agreement referenced in your July 9th Form 8-K. Please also direct us to where we may locate Exhibit 10.46 – the form of securities purchase agreement, registration rights agreement and warrant to purchase your common stock dated February 21, 2007. Note that Item 601(a)(2) of Regulation S-K provides that where exhibits are incorporated by reference, this fact must be noted in the exhibit index. This requirement applies not only to your Form S-1 but your Exchange Act reports, such as your Form 10-K.

3. Please file an updated legal opinion and consent of counsel.

Forms 10-K for fiscal 2006 and Form 10-Q for March 31, 2007
Controls and Procedures

4. Please see our prior comments 6 and 7 from our letter dated May 1, 2007. Please revise your disclosure to clarify why your disclosure controls and procedures are ineffective as of the end of the periods reported and the remedial steps being undertaken.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you require further assistance, please contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: James W. Gayton, Esq.
        Smart Online, Inc.
        2530 Meridian Parkway, 2nd Floor
        Durham, NC 27713
        Facsimile number: (919) 765-5020

        Margaret N. Rosenfeld, Esq.
        Smith Anderson
        919-821-6800